Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-4900 2135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q2 and H1 FY17 Financial Results

Q2 Revenues at Rs.35.9 Bn [QoQ growth: 11%] Q2 EBITDA at Rs.6.4 Bn [17.9% of Revenues]	H1 Revenues at Rs.68.2 Bn [YoY decline: 12%] H1 EBITDA at Rs.10.4 Bn [15.2% of Revenues]

Hyderabad, India, October 25, 2016: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the second quarter and half year ended September 30, 2016 under International Financial Reporting Standards (IFRS).

Q2 FY17: Key Highlights

•	Revenues at Rs.35.9 billion: QoQ growth: 11%

•	YoY decline: 10%

•	Gross Profit Margin at 56.0%. Lower by ~530 bps versus the same quarter last year

•	Research & Development (R&D) spend at Rs.5.2 billion. [14.5% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs.11.8 billion [YoY increase: 6%]

•	Includes NPPA provision of Rs.344 million, explained in details in the note

•	EBITDA at Rs.6.4 billion [17.9% of Revenues]

•	Profit after tax at Rs.2.9 billion [8.2% of Revenues]

H1 FY17: Key Highlights

•	Revenues at Rs.68.2 billion

•	YoY decline: 12%

•	Gross Profit Margin at 56.1%. Lower by ~510 bps versus H1FY 16

•	Research & Development (R&D) spend at Rs.10.0 billion. [14.7% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs.24.1 billion [YoY increase: 9%]

•	EBITDA at Rs.10.4 billion [15.2% of Revenues]

•	Profit after tax at Rs.4.2 billion [6.2% of Revenues]

Commenting on the results, Co-chairman and CEO, G V Prasad said “All our major businesses have shown sequential improvement over the previous quarter with revenues growing by 11% and EBITDA by 61%. We have made considerable progress in our remediation efforts and continue to work on addressing the concerns of the regulators. Looking ahead we will continue to focus on launching new products in our generics business, improving productivity and strengthening our quality management systems.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs.66.58

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q2 FY 17			Q2 FY 16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	539	35,857	100.0	599	39,889	100.0	(10)
Cost of revenues	237	15,760	44.0	232	15,421	38.7	2
Gross profit	302	20,097	56.0	368	24,468	61.3	(18)
Operating Expenses
Selling, general & administrative expenses	177	11,774	32.8	166	11,058	27.7	6
Research and development expenses	78	5,214	14.5	67	4,473	11.2	17
Other operating expense / (income)	(4)	(277)	(0.8)	(5)	(320)	(0.8)	(13)
Results from operating activities	51	3,386	9.4	139	9,257	23.2	(63)
Finance expense / (income), net	(5)	(365)	(1.0)	3	216	0.5	(269)
Share of (profit) of equity accounted investees, net of income tax	(1)	(84)	(0.2)	(1)	(57)	(0.1)	49
Profit before income tax	58	3,835	10.7	137	9,098	22.8	(58)
Income tax expense	13	885	2.5	28	1,880	4.7	(53)
Profit for the period	44	2,950	8.2	108	7,218	18.1	(59)
Diluted EPS	0.27	17.76		0.63	42.20		(58)

EBITDA Computation

Particulars	Q2 FY 17		Q2 FY 16
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	58	3,835	137	9,098
Interest (income) / expense net*	(5)	(329)	(3)	(172)
Depreciation	28	1,897	24	1,606
Amortization	14	950	13	860
Impairment	1	67	—	—
EBITDA	96	6,420	171	11,392
EBITDA (% to sales)		17.9		28.6

*	- Includes income from Investments

Key Balance Sheet Items

Particulars	As on Sep 30, 2016		As on June 30, 2016
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	321	21,379	384	25,578
Trade receivables	555	36,939	533	35,499
Inventories	428	28,516	419	27,922
Property, plant and equipment	842	56,052	825	54,951
Goodwill and Other Intangible assets	762	50,766	425	28,284
Loans and borrowings (current & non-current)	908	60,480	565	37,632
Trade payables	184	12,281	191	12,723
Equity	1,731	1,15,264	1,714	1,14,112

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs.66.58

Revenue Mix by Segment [Year on year]

Particulars	Q2 FY 17			Q2 FY 16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	435	28,995	81	492	32,768	82	-12
North America		16,134			18,563		-13
Europe*		1,776			2,124		-16
India		6,251			5,464		14
Emerging Markets#		4,834			6,617		-27
PSAI	87	5,784	16	89	5,918	15	-2
North America		1,135			692		64
Europe		2,095			2,426		-14
India		575			724		-21
Rest of World		1,979			2,076		-5
Proprietary Products & Others	16	1,078	3	18	1,203	3	-10
Total	539	35,857	100	599	39,889	100	-10

Revenue Mix by Segment [Sequential]

Particulars	Q2 FY 17			Q1 FY 17			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	435	28,995	81	400	26,638	82	9%
North America		16,134			15,523		4%
Europe*		1,776			1,615		10%
India		6,251			5,223		20%
Emerging Markets#		4,834			4,277		13%
PSAI	87	5,784	16	70	4,692	15	23%
North America		1,135			643		77%
Europe		2,095			1,947		8%
India		575			372		55%
Rest of World		1,979			1,730		14%
Proprietary Products & Others	16	1,078	3	15	1,015	3	6%
Total	539	35,857	100	486	32,345	100	11%

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs.29.0 billion, year-on-year decline of 12%; decline primarily on account of lower contribution from North America and loss of sales from Venezuela. However, all the businesses have grown sequentially.

•

Revenues from North America at Rs.16.1 billion. Year-on-year decline of 13% is primarily on account of increased competition in valgancyclovir and injectable franchise, coupled with pricing pressure and moderation in volumes off-take.

During the quarter we launched 4 new products i.e. omeprazole sodium bi-carbonate, nitroglycerin SLT, paricalcitol injection and bupropion SR.

As of September 30, 2016, cumulatively 85 generic filings are pending for approval with the USFDA (83 ANDAs and 2 NDAs under 505(b)(2) route). Of these 83 ANDAs, 56 are Para IVs out of which we believe 19 have ‘First to File’ status. Further, these 83 ANDAs include 7 ANDAs, acquired from Teva, of which 6 are Para IVs.

•	Revenues from Emerging Markets at Rs.4.8 billion, year-on-year decline of 27%. [Ex-Venezuela: decline of 9%]

•	Revenues from Russia at Rs.2.7 billion, year-on-year decline of 8%. In constant currency it declined 5%. Normalizing for the base effect, the year-on-year H1 growth is 7%.

•	Revenues from other CIS countries and Romania market at Rs.0.9 billion, year-on-year decline of 11%.

•	Revenues from Rest of World (RoW) territories at Rs.1.3 billion, year-on-year decline of 53% primarily on account of no sales in Venezuela.

•	Revenues from India at Rs.6.3 billion, year-on-year growth: 14%.

•	Revenues from Europe at Rs.1.8 billion, year-on-year decline: 16%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs.5.8 billion, year-on-year decline of 2%. On a sequential basis revenues registered a growth of 23% aided by improved order flow and supply situations

•	During the quarter, 15 DMFs were filed globally of which 3 were in the US. The cumulative number of DMF filings as of September 30, 2016 was 797.

Proprietary Products (PP)

Zembrace™Sym Touch ™(Suma 3 mg) injection and Sernivo™ (betamethasone dipropionate) Spray, 0.05% are gradually gaining traction.

Income Statement Highlights:

•

Gross profit margin at 56.0% and declined by ~530 bps over that of previous year, primarily on account of lower sales due to increased competitive intensity in some of our key molecules in the US. Gross profit margin for GG and PSAI business segments are at 62.3% and 22.0% respectively.

•	SG&A expenses at Rs.11.8 billion, year-on-year increase of 6%.

Given the Bombay High Court’s dismissal of the writ petition filed by the IPA (Indian Pharmaceutical Alliance) regarding price controls by the NPPA (National Pharmaceutical Pricing Authority), the Company has accrued a potential liability of Rs.344 million during the quarter.

The net increase, adjusted for the above NPPA provision, is largely due to annual increments, additional manpower deployment in the past 12 months and other sales and marketing spend for events specific to this quarter.

The sequential decline, adjusted for the above NPPA provision, is primarily on account of the reduced (a) remediation related costs and (b) launch spends by PP in the first quarter.

•

Research & development expenses at Rs.5.2 billion. As a % to Revenues- Q2 FY 17:14.5% | Q1 FY 17: 14.8% | Q2 FY 16: 11.2%]. Current quarter also includes some spend towards the IPR&D assets in-licensed from Xenoport and Eisai. Continued focus on building complex generics, biosimilars and differentiated products pipeline.

•	Net Finance income at Rs.365 million compared to the net finance expense of Rs.216 million in Q2FY16. The incremental benefit of Rs.581 million is on account of:

•	Net foreign exchange gain of Rs.37 million in the current quarter vs net foreign exchange loss of Rs.388 million in the previous year

•	Increase in profit on sales of investments by Rs.276 million.

•	Net increase in interest expense of Rs.118 million.

•	Profit after Tax at Rs.2.9 billion

•	Diluted earnings per share is at Rs.17.8

•	Capital expenditure is at Rs.3.1 billion.

Earnings Call Details (06:30 pm IST, 09:00 am EDT, October 25, 2016)

The Company will host an earnings call to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.